Exhibit 99.1

Adaptimmune Reports First Quarter Financial Results for Fiscal Year 2015-16

PHILADELPHIA, Pa. and OXFORD, United Kingdom., November 13, 2015 — Adaptimmune Therapeutics plc (Nasdaq: ADAP), a leader in the use of T-cell therapy to treat cancer, today reported financial results for the first quarter, which ended September 30, 2015.

“The first quarter of our fiscal year was one of great progress for Adaptimmune as we made good headway toward our goal of delivering important T-cell therapy products to patients suffering from solid and hematologic cancers,” commented James Noble, Adaptimmune’s Chief Executive Officer. “We continued the disciplined execution of our clinical programs, and are close to initiating studies with our affinity enhanced T-cell therapies targeting MAGE-A10 and NY-ESO in patients with non-small cell lung cancer, the most common and deadly form of lung cancer. Beyond NY-ESO and MAGE-A10, we have a deep and robust pipeline. The next of Adaptimmune’s affinity enhanced T-cell therapies to enter clinical studies will target alpha-fetoprotein (AFP) in patients with hepatocellular cancer. We recently received important news that the NIH’s Recombinant DNA Advisory Committee (RAC) had completed its review of our AFP protocol, and we anticipate filing our Investigational New Drug application (IND) in the first half of 2016. We expect to file multiple new INDs each year from 2017 onwards.”

Mr. Noble continued, “We have also presented important new data on our clinical candidates at the 2015 SITC conference, including an update to our NY-ESO synovial sarcoma data. In the primary efficacy analysis, the data show an overall response rate (ORR) of 50 percent in patients with metastatic or relapsed inoperable synovial sarcoma. Additionally, the response rate was 60 percent in patients receiving the target dose of cells, 90 percent of whom are still alive. These data are compelling, and we have already started two further cohorts with the aim of accelerating this program toward pivotal studies.”

Recent Corporate and Clinical Highlights:

•                  Received protocol approval by the National Institutes of Health (NIH) Recombinant DNA Advisory Committee (RAC) for Adaptimmune’s next affinity enhanced T-cell therapy targeting AFP; the Company intends to file an IND in hepatocellular cancer in the first half of 2016;

•                  Presented encouraging new data from trial of NY-ESO affinity enhanced T-cell therapy in patients with synovial sarcoma. In the primary efficacy analysis, 50 percent of patients receiving Adaptimmune’s affinity enhanced T-cell therapy targeting NY-ESO responded and 75 percent remain alive and on long term-follow up. For patients receiving the target dose of cells, 60 percent of patients responded, and 90 percent remain alive and on long term-follow up;

•                  Expanded trial of NY-ESO affinity enhanced T-cell therapy in patients with synovial sarcoma to include two additional cohorts, and received two GSK milestone payments during the quarter, totaling £5 million.

•                  Accelerated site initiation efforts to achieve trial initiation of affinity enhanced T-cell therapies targeting MAGE-A10 and the NY-ESO-1 cancer antigen in patients with NSCLC shortly; and

•                  Broke ground on construction in Philadelphia, PA for new fully integrated laboratory and CMC / manufacturing facility, and in Oxfordshire, U.K. for new research and development facility.

First Quarter 2015-16 Financial Results

•                  Cash / liquidity position: As of September 30, 2015, Adaptimmune had $271.2 million (£179.4 million) in cash, cash equivalents, and short-term deposits, compared to £180.8 million as of June 30, 2015. This consists of $216.5 million (£143.2 million) of cash and cash equivalents and $54.7 million (£36.2 million) of short-term deposits. We also have $3.0 million (£2.0 million) of restricted cash providing security for letters of credit in respect of lease agreements entered into in September 2015.

•                  Cash burn: The net decrease in cash and cash equivalents before unrealized foreign exchange was $10.1 million (£6.7 million). Net operating cash outflows were $0.3 million (£0.2 million) after including $7.6 million (£5 million) of milestone payments received under our GSK Collaboration and License Agreement and $1.8 million (£1.2 million) in U.K. research and development tax credits.

•                  Revenue: For the quarter ended September 30, 2015, revenue was $3.9 million (£2.6 million) compared to $1.4 million (£0.9 million) for the same quarter of 2014. The increase in 2015 was primarily due to an increase in the services provided under our GSK Collaboration and License Agreement.

•                  Research and development (R&D) expense:  Research and development expenses were $9.9 million (£6.5 million) for the quarter ended September 30, 2015 compared to $3.6 million (£2.4 million) for the same quarter of 2014, primarily due to increased period-over-period costs associated with ongoing NY-ESO-1 TCR clinical trials, preparation for NSCLC studies with the Company’s NY-ESO-1 and MAGE-A10 T-cell therapies, evaluation and validation of additional targets including AFP, personnel expenses including non-cash stock-based compensation for an increased number of employees engaged in research and development, and costs related to the Company’s growing operations.

•                  General and administrative (G&A) expense:  General and administrative expenses were $4.9 million (£3.2 million) for the quarter ended September 30, 2015 compared to $1.7 million (£1.1 million) for the same quarter of 2014. The increase is primarily due to increased personnel costs, including non-cash stock-based compensation, increased property costs and other costs associated with being a public company.

•                  Net loss: Net loss attributable to common stockholders was $1.4 million (£0.9 million). This equates to (0.3)cents or (0.2)p per ordinary share, or (1.9)cents or (1.3)p per American Depositary Share, for the quarter ended September 30, 2015. This loss is stated after recognizing $8.2 million (£5.4 million) of finance income, which primarily represents unrealized foreign exchange gains.

Financial Guidance

Adaptimmune is reiterating its cash burn guidance. For the six months ending December 31, 2015, the Company expects its cash burn to be between $20 and $30 million, excluding cash burn associated with new business development activities.  For the full year 2016, the Company expects its cash burn to be between $80 and $100 million, excluding cash burn associated with new business development activities, and expects its liquidity position at December 31, 2016, including cash, cash equivalents, and short term deposits, to be at least $150 million.  The mix of cash and cash equivalents and short-term deposits is not provided as guidance.

Adaptimmune is transitioning from a June 30 fiscal year end to a December 31 fiscal year end to align more closely with sector comparators, and will be changing its accounting standard from International Financial Reporting Standards (IFRS) to U.S. Generally Accepted Accounting Principles (GAAP) starting in January 2016.

About Adaptimmune

Adaptimmune is a clinical stage biopharmaceutical company focused on novel cancer immunotherapy products based on its T-cell receptor (TCR) platform. Established in 2008, the Company aims to utilize the body’s own machinery — the T-cell — to target and destroy cancer cells by using engineered, increased affinity TCRs as a means of strengthening natural patient T-cell responses. Adaptimmune’s lead program is an affinity enhanced T-cell therapy targeting the NY-ESO cancer antigen. Its NY-ESO TCR affinity enhanced T-cell therapy has demonstrated signs of efficacy and tolerability in Phase 1/2 trials in solid tumors and in hematologic cancer types, including synovial sarcoma and multiple myeloma. As of October 31, 2015, 86 patients had been treated with Adaptimmune’s NY-ESO affinity enhanced T-cell therapy: 48 under Adaptimmune’s IND, and 38 under a National Cancer Institute IND. In June 2014, Adaptimmune announced that it had entered into a strategic collaboration and licensing agreement with GlaxoSmithKline (GSK) for the development and commercialization of the NY-ESO TCR program in partnership with GSK.  In addition, Adaptimmune has a number of proprietary programs and its next affinity enhanced T-cell therapy, directed at MAGE-A10, is scheduled to enter the clinic shortly. The Company has identified over 30 intracellular target peptides preferentially expressed in cancer cells and is currently progressing 12 of these through unpartnered research programs.  Adaptimmune has over 190 employees and is located in Oxfordshire, U.K. and Philadelphia, USA.  For more information:  http://www.adaptimmune.com

Forward-Looking Statements

This press release contains “forward-looking statements,” as that term is defined under the Private Securities Litigation Reform Act of 1995 (PSLRA), which statements may be identified by words such as “believe,” “may”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and other words of similar meaning.  These forward-looking statements involve certain risks and uncertainties. Such risks and uncertainties could cause our actual results to differ materially from those indicated by such forward-looking statements, and include, without limitation: the success, cost and timing of our product development activities and clinical trials; our ability to submit an IND and successfully advance our technology platform to improve the safety and effectiveness of our existing TCR therapeutic candidates; the rate and degree of market acceptance of T-cell therapy generally and of our TCR therapeutic candidates; government regulation and approval, including, but not limited to, the expected regulatory approval timelines for TCR therapeutic candidates; and our ability to protect our proprietary technology and enforce our intellectual property rights; amongst others. For a further description of the risks and uncertainties that could cause our actual results to differ materially from those expressed in these forward-looking statements, as well as risks relating to our business in general, we refer you to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on October 13, 2015. We urge you to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. The forward-looking statements contained in this press release speak only as of the date the statements were made and we do not undertake any obligation to update such forward-looking statements to reflect subsequent events or circumstances.  We intend that all forward-looking statements be subject to the safe-harbor provisions of the PSLRA.

Foreign Currency and Exchange rates

All references in this press release to “$” are to U.S. dollars, all references to “£” are to pounds. Solely for the convenience of the reader, unless otherwise indicated, all pounds sterling amounts as of and for the period ended September 30, 2015 have been translated into U.S. dollars at the rate as of September 30, 2015, the last business day of our quarter ended September 30, 2015, of £1.00 to $1.5116. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

Adaptimmune Contacts

Will Roberts

Vice President, Investor Relations

T:  (215) 825-9306

E: will.roberts@adaptimmune.com

Margaret Henry

Head of PR

T: +44 (0)1235 430036

Mob: +44 (0)7710 304249

E: margaret.henry@adaptimmune.com

Condensed Consolidated Statement of Income

(in thousands, except per share data)

	Three Months Ended September 30,
	2015		2015		2014

Revenue	$3,930		£2,600		£944

Research and development expenses	(9,860)		(6,523)		(2,378)
General and administrative expenses	(4,863)		(3,217)		(1,128)
Other income	523		346		104
Operating loss	(10,270)		(6,794)		(2,458)

Finance income	8,169		5,404		235
Loss before tax	$(2,101)		£(1,390)		£(2,223)

Taxation credit	745		493		212
Net loss	$(1,356)		£(897)		£(2,011)

Basic and Diluted loss per ordinary share	(0.3	)c	(0.2	)p	(1.0	)p

Weighted average number of shares used to calculate loss per share:
Basic and diluted	424,711,900		424,711,900		194,896,392

Condensed Consolidated Balance Sheet Data

(in thousands)

	September 30,	September 30,	June 30,
	2015	2015	2015

Assets
Non-current assets
Property, plant & equipment	$11,546	£7,638	£3,429
Intangibles	178	118	113
Restricted cash	2,993	1,980	—
Total non-current assets	$14,717	£9,736	£3,542
Current assets
Other current assets	135	89	65
Trade and other receivables	7,739	5,120	4,249
Tax receivable	2,742	1,814	2,524
Short-term deposits	54,700	36,187	35,164
Cash and cash equivalents	216,531	143,246	145,666
Total Current Assets	$281,847	£186,456	£187,668
Total Assets	$296,564	£196,192	£191,210

Equity and liabilities
Equity
Share capital	$642	£425	£425
Share premium	172,460	114,091	114,091
Other reserves	121,601	80,445	80,445
Foreign exchange reserve	172	114	121
Retained earnings	(44,826)	(29,655)	(29,989)
Total Equity	$250,049	£165,420	£165,093
Liabilities
Non-Current liabilities
Other payables	13,421	8,879	9,100
Current liabilities
Trade and other payables	33,093	21,893	16,992
Tax payable	—	—	25
Total current liabilities	$33,093	£21,893	£17,017
Total equity and liabilities	$296,564	£196,192	£191,210

Condensed Consolidated Cash Flow Statement

(in thousands)

	Three Months Ended September 30,
	2015	2015	2014

Cash flows from operating activities
Loss for the period before tax	$(2,101)	£(1,390)	£(2,223)
Adjustments for:
Depreciation	452	299	58
Amortization	23	15	—
Equity-settled share based payment expense	1,861	1,231	82
Unrealized foreign exchange gains	(7,992)	(5,287)	—
Bank interest income	(230)	(152)	(42)
Increase in other current assets	(36)	(24)	—
Increase in trade and other receivables	(1,176)	(778)	(581)
Increase/(decrease) in trade and other payables	7,072	4,679	(5,335)
Foreign exchange translation differences on consolidation	(11)	(7)	6
Cash used in operations	(2,138)	(1,414)	(8,035)
Net tax credit received/(paid)	1,781	1,178	(71)
Interest received	91	60	42
Net cash used in operating activities	(266)	(176)	(8,064)
Cash flows from investing activities
Acquisition of property, plant & equipment	(6,814)	(4,508)	(325)
Acquisition of intangibles	(30)	(20)	—
Movements in restricted cash	(2,993)	(1,980)	—
Net cash used in investing activities	(9,837)	(6,508)	(325)
Cash flows from financing activities
Proceeds from the issue of share capital	—	—	60,554
Net cash from financing activities			60,554
Net (decrease) / increase in cash and cash equivalents	(10,103)	(6,684)	52,165
Unrealized foreign exchange gain in cash and cash equivalents	6,445	4,264	—
Cash and cash equivalents at start of period	220,189	145,666	30,105
Cash and cash equivalents at period end	$216,531	£143,246	£82,270